Exhibit (a)(5)(vii)

February 15, 2023

Mr. Antonio Purón Mier y Terán:

Chairman of the Corporate Practices,

Nominating and Compensation Committee

Dear Mr. Purón,

Reference is made to the tender offer for Series “B” Shares representative of the capital stock of Banco Santander México, S.A., Institución de Banca Multiple, Grupo Financiero Santander México (the “Tender Offer”) made on February 7 of this year, the purpose of which is the cancellation of the issuer’s securities in the Mexican National Securities Registry (Registro Nacional de Valores).

In the case of a delisting tender offer, pursuant to Article 108 of the Mexican Securities Market Law, the offer must be equal to at least the greater of the trading price and the book value of the shares or securities represented by such shares, according to the most recent quarterly financial statements filed with the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) prior to the commencement of the Tender Offer.

The price of the Tender Offer is MX$24.52 in cash per Series B Share (and the U.S. Dollar equivalent of MX$122.6 in cash per ADS), which corresponds to the book value of the Series B Shares according to Santander Mexico’s quarterly report for the fourth quarter of fiscal year 2022. The volume-weighted average trading price of the Series B Shares and the ADSs during the last 30 trading days was MX $23.67.

Therefore, the price of the Tender Offer complies with Article 108 of the Mexican Securities Market Law, since it is at least the greater of the book value of the shares according to the most recently reported financial statements and the volume-weighted average trading price during the 30 days prior to commencement of the Tender Offer.

Sincerely,

[original signature omitted]

Didier Mena Campos

Vice President of Administration and Finance

Banco Santander México, S.A., Institución de Banca Multiple

Grupo Financiero Santander México